FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A
R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293
GOLD FIELDS ANNOUNCES PURCHASE OF A
14.4% INTEREST IN COMAPLEX MINERALS CORP.
Johannesburg, South Africa, December 30, 2004: Gold Fields Limited (JSE and NYSE: "GFI") announces that it has purchased, through its indirect wholly-owned subsidiary Orogen Holdings (BVI) Limited, 5,200,000 common shares of Comaplex Minerals Corp (TSX: "CMF"). The shares represent 14.4% of the issued and outstanding common shares of Comaplex and were purchased over the facilities of the Toronto Stock Exchange. The shares have been acquired for investment purposes. While Gold Fields has no current intention to acquire additional securities of Comaplex in the immediate future, Gold Fields may increase or decrease its holdings in Comaplex at prices which it determines to be attractive at any time.
Comaplex Minerals Corp. is a junior resource company that explores for precious metals, base metals and diamonds in the Nunavut and Northwest Territories, in Ontario, and also in Mexico.
Gold Fields Limited is one of the world's largest unhedged producers of gold, with attributable production of 4.2 million ounces per annum, mineral reserves of 75.6 million ounces and mineral resources of 179 million ounces. The company is listed on the JSE Securities Exchange (primary listing), NYSE, LSE, Euronext in Paris and Brussels, as well as on the Swiss Exchange.
ends
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill+
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland+
(Chief
Financial Officer), J M McMahon+
, G R Parker^
, R L Pennant-Rea
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
+British,
^American,
#
Ghanaian.
Corporate Secretary: C Farrel

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 January 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs